Filed by FirstMerit Corporation Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: FirstMerit Corporation

Commission File No.: 001- 11267

Date: January 26, 2016

These FAQs were made available to employees of FirstMerit Corporation on January 26, 2016.

DETAILS

Why is this agreement with Huntington taking place?

At closing, Huntington and FirstMerit are coming together in partnership to better serve our customers and communities. This new partnership brings together two companies with more than 150 years of serving the banking needs of consumers and small and middle market businesses across the Midwest.

Huntington was attracted to FirstMerit because of the high quality of your management team and employees, your strong commitment to customer service and your consistent performance over many years.

This combination will be creating a regional bank with even stronger market share, an enhanced portfolio of industry leading products and services, more scalable infrastructure, added customer conveniences and a shared track record of award-winning customer service.

Is this an expense management initiative?

Although this transaction will create efficiencies for both companies, our success will hinge on growth. Together, we will be stronger. By leveraging our synergies and combining our resources, this transaction will strengthen our market share and better position us for the future.

What are the next steps of this partnership?

Completing this transaction will require regulatory approvals, and we anticipate completing this transaction later this year, subject to customary closing conditions. We expect to complete the full integration in 2017.

Over the next several months, both companies will form integration planning teams to work together to identify our collective strengths – products, technology, processes and distribution channels – that will be maximized through our partnership after closing. Together, we will develop a comprehensive transition plan, with the goal to have a seamless, positive experience for employees, customers and other stakeholders.

What should we tell our customers about this transaction?

It is important to remember that it is business as usual for both Huntington and FirstMerit. Both banks will continue to operate as each has in the past. During this time, Huntington recognizes that FirstMerit’s customers will have questions about their banking relationship and eventual transition to Huntington. Please assure customers for now, it is business as usual, and the two firms will remain separate until closing. At that time, our business lines are well-matched for a smooth transition and seamless integration further deepening customer relationships.

Although we will be transitioning to a larger organization, our partnership will focus on delivering the responsive, genuine and personal service that both FirstMerit and Huntington are known for. Together, we will continue to look out for our customers with trusted advice and industry-leading products and services designed to make banking more convenient and easier to manage.

FirstMerit’s long track record as a successful business banking, middle-market and commercial banking partner aligns with and enhances Huntington’s capabilities.

Customers will have access to additional products and services in specialty banking businesses, mezzanine finance and enhanced financial tools to grow their business. Both FirstMerit and Huntington have strong private banking strategies that position us to provide a high level of personal service throughout our markets.

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Both Huntington and FirstMerit have been acknowledged for superior service and customer-friendly products by third-party organizations including JD Power, Greenwich Associates and Money Magazine.

Combined markets will benefit from even larger-scale Small Business Administration lending deployment leveraging Huntington’s leading regional and national rank as a top SBA partner.

Customer and community partners can learn more about Huntington by visiting a special “Coming Together in Partnership” website: https://www.Huntington.com/HuntingtonandFirstMerit.

What will our combined footprint be?

Our new combined footprint will be larger, including Ohio, Michigan, Wisconsin, Illinois, Pennsylvania, Indiana, West Virginia and Kentucky.

Although the Illinois and Wisconsin markets are new for Huntington’s retail branches, Huntington’s successful Auto Finance business has been operating in those markets for several years. In addition, Huntington maintains a small group of Commercial employees in greater Chicago.

Will Huntington be maintaining a strong presence in Akron?

Huntington is committed to being an active employer and corporate citizen in FirstMerit’s current headquarters town and region. Huntington plans to maintain an operational hub in Akron.

EMPLOYMENT

How many employees will join Huntington from FirstMerit?

Huntington is currently in the process of evaluating the organizational structure that will be put in place once the partnership is complete.

While some duplicative work will be identified as the two companies work toward closing, we believe the combination of these two great companies will present employees with new opportunities. There will be new roles to contribute to a stronger, market-leading regional bank, enabling employees to further careers by expanding current responsibilities, skill development and increased leadership opportunities.

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FirstMerit branch employees with satisfactory performance will be offered job opportunities within Huntington. All FirstMerit employees will have priority access to job opportunities at Huntington throughout all of FirstMerit and Huntington’s combined footprint. We will maintain operational hubs in Flint and Akron.

What are the next steps for FirstMerit employees?

We know that you may be concerned about what impact this transaction has on your job. We will keep you updated throughout the process to help you make informed decisions during this transition.

Again, FirstMerit branch employees with satisfactory performance will be offered job opportunities within Huntington. All FirstMerit employees will have priority access to job opportunities at Huntington throughout all of FirstMerit and Huntington’s combined footprint.

When will we have access to Huntington’s current job openings? Can we begin applying for positions now?

Because it is important that both companies continue to provide a seamless experience for customers throughout this partnership, FirstMerit employees must continue to operate as FirstMerit through closing and the systems conversion. We will continue to keep you updated as to when Huntington job opportunities will be available for FirstMerit employees to consider as we get closer to closing.

In addition, maintaining your current employment through closing will allow your seniority with FirstMerit to carry over to Huntington.

Between now and closing, Huntington will ask you for additional information about your background and experience so we can consider you for available Huntington positions. More information from Huntington’s Human Resources team will be coming at a later date with further details.

Will we be subject to Huntington’s pre-employment nicotine testing?

No. New employees who join Huntington as part of a merger or acquisition are not required to complete pre-employment nicotine testing. However, similar to FirstMerit’s health plan, non-tobacco users pay lower premiums under Huntington’s health plan. FirstMerit employees who enroll in Huntington’s health care plan will need to disclose their tobacco status in order to receive lower health care premiums.

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If I once worked for Huntington, how will my prior service be taken into account?

If you worked for Huntington Bancshares Incorporated or one of its subsidiary or affiliate companies any time during the five-year period immediately preceding your new date of employment, then you will be given credit for those years when calculating your available Paid Time Off (PTO). Please note that the period between when you left Huntington and were rehired is not considered when calculating your available PTO. Previous employment with a company that has since merged with or been acquired by Huntington will not be considered as employment with Huntington for purposes of this calculation. Service with FirstMerit will be credited as described below.

After the closing, will we keep our seniority from FirstMerit?

Your documented service date from FirstMerit will carry over to Huntington for all purposes in any Huntington compensation or benefit plan in which you are eligible to participate following the closing

(including, without limitation Paid Time Off (PTO) and leave eligibility), subject to certain exceptions as set forth in the merger agreement. Your documented service date from FirstMerit will also carry over to reflect years of service with Huntington.

For example, if your documented service date with FirstMerit reflects a hire date of September 30, 2000, then your Huntington service date would also reflect September 30, 2000. As a result, you would have 16 years of service with Huntington, assuming a closing date of September 30, 2016.

What happens if my position is eliminated as a result of the partnership? Will I receive a severance package?

For employees whose positions are eliminated as a result of reduction in force after closing, for one year post-closing, Huntington will provide severance pay equivalent to what is outlined in FirstMerit’s current Severance Pay Policy. FirstMerit employees are encouraged to reference FirstMerit’s Severance Pay Policy in detail to fully understand severance pay qualifying calculations. You will receive credit for your years of service with FirstMerit prior to closing and your years of service with Huntington following closing under FirstMerit’s Severance Pay Policy. Huntington will share more detailed information with you at a later date if your position is eliminated.

BENEFITS

How do Huntington’s benefits compare to FirstMerit’s?

Huntington offers comprehensive benefits through its Huntington Total Health program, including medical/prescription drug, dental, vision, life insurance and disability coverage; a 401(k) plan with a profit sharing opportunity; paid time off; and others.

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With Huntington Total Health, the goal is to “live life well” - physically, financially, personally and professionally. That’s why Huntington also offers a comprehensive wellness program that allows colleagues who participate the opportunity to earn wellness dollars that are contributed into health savings accounts (HSA). These funds can be used to help pay for out-of-pocket expenses under Huntington’s health care plan. Through the wellness program, colleagues have access to a state-of-the-art wellness website that offers many resources and the opportunity to participate in wellness-related activities.

In addition, a Benefits Overview will be provided soon, along with access to a website with more information about the benefits offered at Huntington.

Huntington has not finalized any decisions regarding the treatment of FirstMerit’s benefit programs and other Human Resources policies and practices post-closing. Huntington will evaluate FirstMerit’s benefit programs and other Human Resources policies and practices and determine how to best align these items within this new partnership.

Does Huntington offer a 401(k) plan with a company match?

Huntington offers a 401(k) plan for employees. Colleagues may contribute from 1% to 75% of their base pay on a pre-tax and/or after-tax (Roth) basis. Huntington matches colleagues’ contributions dollar-for-dollar, up to the first 4% of their pay.

In addition to matching contributions, there is the opportunity for profit sharing contributions, depending upon Huntington’s financial performance. In 2015 and 2016, Huntington colleagues received an additional contribution of 1% of pay as a result of Huntington’s 2014 and 2015 financial performance. Matching contributions are 100% vested after two years of service and profit sharing contributions are 100% vested after three years of service. Prior service with FirstMerit will be counted for purposes of vesting in both employer matching and profit sharing contributions.

At this time, First-Merit employees will remain on their 401(k) plan. Post-closing, they will be eligible to join Huntington’s 401(k) Plan.

How will Huntington treat personal time, vacation time and holiday time with FirstMerit following the closing?

Huntington provides a flexible Paid Time Off (PTO) program for both full-time and part-time employees on an annual basis to provide employees with time away from work to balance work and personal life. PTO may be used for a variety of reasons, including, but not limited to, vacation, celebration of non-Huntington observed holidays, illness, appointments and other personal situations.

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Huntington will fully review the treatment of FirstMerit’s personal time, vacation time and holiday time policies and programs for integration post-closing.

At Huntington, what happens to any Paid Time Off (PTO) that I don’t use during the year? Am I able to bank the time or is it forfeited?

Huntington’s Paid Time Off (PTO) program does not allow unused PTO to be carried over into another calendar year. However, if a Huntington business need prevents you from being able to use your PTO, your manager can approve payout of any unused PTO by submitting a special form to Payroll at the end of the year. Payout of unused PTO due to a Huntington business need is typically paid out in January of the following calendar year.

Huntington is aware that FirstMerit currently has a carry-over option for PTO. After Huntington has determined how FirstMerit’s PTO will be transitioned to Huntington, additional information will be provided.

What will happen to my benefits?

Through the legal closing of the transaction, your benefits will continue to be provided by Silver.

BRANCHES

Will Huntington be closing any branches?

There will be some branch consolidations as a result of this transaction due to overlap in the current Retail branch network. In addition, in some markets, Huntington will be required to divest FirstMerit branches due to market concentration concerns. The extent of the divestiture is subject to regulatory review and approval.

Both companies’ branch distribution networks will be reviewed to determine how to give customers the most convenience and continued excellent customer service. However, no final decisions on which branches will be consolidated have been made. Huntington will proactively communicate branch consolidation information after those final decisions have been made.

In the meantime, it is important that both companies separately continue to provide a seamless experience for customers.

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Tell me more about the branches that will be divested.

The extent of the divestiture including the particular branches is subject to regulatory review and approval.

Will our current branch hours change?

Huntington is currently evaluating all branch hours to ensure that they appropriately meet the needs of our customers. Once specific operating hours for each branch have been finalized, we will share that information with you. Many of Huntington’s traditional branches are open until 2 p.m. on Saturdays to better serve our customers.

Huntington also operates branches in select Meijer grocery stores in Michigan and select Giant Eagle grocery stores in Ohio. These branches are open 7 days a week.

Can you tell us about the job titles that are available in Huntington Retail branches?

Huntington’s job titles match up well with FirstMerit’s, but have slightly different names. The following job titles are available in our traditional Retail branches: Branch Manager 1, Branch Manager 2, Assistant Branch Manager, Personal Banker, Personal Banker – Senior, Teller Supervisor, Teller, Teller – Senior, and Float Teller.

The following job titles are available in our In-store Retail branches: Banking Manager In-Store, Banking Co-Manager In-Store, Personal Banker In-Store, Personal Banker Senior In-Store and Personal Banker Team Lead In-store.

Can you tell us about career apparel at Huntington?

Huntington’s “Welcome” culture thrives on a customer-centric brand, which includes award-winning career apparel for branch colleagues. After closing, FirstMerit employees will be provided with an allowance to purchase Huntington career apparel.

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CULTURE

Tell me about Huntington’s culture.

Huntington is known for its welcoming culture and always works to look beyond account numbers and connect with the person. It’s in Huntington’s core to do what’s right by colleagues and customers alike.

Huntington also has 7 Core Values, which not only represent the foundation of the company, they guide colleagues in everything they do. They keep everyone, at every level, focused on doing the right thing:

ACCOUNTABILITY – Own it

COMMUNICATION – Have open, honest and collaborative dialogue

CONTINUOUS IMPROVEMENT – Always getting better

INCLUSION – Be open-minded to all

PASSION – Act with positive and persistent pursuit of results

SERVICE – Earn customer loyalty for life

TEAMWORK – Work with and look out for each other

What is Huntington’s philanthropic philosophy?

Like FirstMerit, Huntington believes in giving back to the communities through our financial contributions and volunteerism. Every year, Huntington works to strengthen our communities by investing millions of dollars and thousands of volunteer hours, both by rolling up our sleeves and through leadership roles, throughout the regions we serve.

We are both good community partners in the towns and cities in which we do business. We understand and serve the unique needs of our communities. Huntington and FirstMerit share a strong commitment of creating innovative partnerships with civic, government, non-profit and neighborhood groups to ensure our local communities thrive.

As part of our ongoing commitment to the shared communities we serve, we will be funding the Huntington Foundation with $5 million to serve our shared markets and creating a new Huntington Foundation, located in in Akron, that will invest $20 million over the next ten years.

Who can answer my questions about this transaction?

We know there will be many questions about how this transaction impacts employees, especially where there are duplicative locations, branches and departments. It is our collective commitment to keep employees informed as soon as decisions are made and to treat every employee with the utmost dignity and respect throughout this process.

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You can expect regular updates about the transition process. FirstMerit is also committed to answering your questions throughout the process – on calls, in town halls and through email. Please realize that some of the answers to your questions won’t be available right away, as the details of the transition are still being finalized.

A special email box for this transaction has been established, where you can ask questions and provide topics for future communications: IntegrationQuestions@firstmerit.com. If appropriate and legally permitted, FirstMerit will be making answers to general questions available to you via your intranet. And personal questions can also be submitted via this same email box. FirstMerit will answer those personally to the individual that asks the question as long as contact information is provided.

CAUTION REGARDING COMPENSATION AND BENEFIT PLANS

These FAQs are being provided to you for information purposes only and shall not serve as an amendment or modification of any FirstMerit benefit plan, Huntington benefit plan or any individual agreement between yourself and FirstMerit or Huntington. Any information contained in these FAQs is qualified in its entirety by the terms of the Agreement and Plan of Merger by and between Huntington, FirstMerit and West Subsidiary Corporation dated January 25, 2016 (the “Merger Agreement”), and the terms of any applicable Huntington benefit plan, FirstMerit benefit plan, or individual agreement with FirstMerit or Huntington. In the event of a conflict between this summary and the terms of a Huntington benefit plan, FirstMerit benefit plan, individual agreement with FirstMerit or Huntington or the Merger Agreement, the applicable Huntington benefit plan, FirstMerit benefit plan, individual agreement with FirstMerit or Huntington or the Merger Agreement will control.

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CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This communication may contain certain forward-looking statements, including certain plans, expectations, goals, projections, and statements about the benefits of the proposed transaction, the merger parties’ plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Such statements are subject to numerous assumptions, risks, and uncertainties. Statements that do not describe historical or current facts, including

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statements about beliefs and expectations, are forward-looking statements. Forward-looking statements may be identified by words such as expect, anticipate, believe, intend, estimate, plan, target, goal, or similar expressions, or future or conditional verbs such as will, may, might, should, would, could, or similar variations. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995.

While there is no assurance that any list of risks and uncertainties or risk factors is complete, below are certain factors which could cause actual results to differ materially from those contained or implied in the forward-looking statements: changes in general economic, political, or industry conditions, uncertainty in U.S. fiscal and monetary policy, including the interest rate policies of the Federal Reserve Board, volatility and disruptions in global capital and credit markets; movements in interest rates; competitive pressures on product pricing and services; success, impact, and timing of Huntington’s and FirstMerit’s respective business strategies, including market acceptance of any new products or services implementing Huntington’s “Fair Play” banking philosophy; the nature, extent, timing, and results of governmental actions, examinations, reviews, reforms, regulations, and interpretations, including those related to the Dodd-Frank Wall Street Reform and Consumer Protection Act and the Basel III regulatory capital reforms, as well as those involving the OCC, Federal Reserve, FDIC, and CFPB, and the regulatory approval process associated with the merger; the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all; the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Huntington and FirstMerit do business; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; Huntington’s ability to complete the acquisition and integration of FirstMerit successfully; and other factors that may affect future results of Huntington and FirstMerit. Additional factors that could cause results to differ materially from those described

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above can be found in Huntington’s Annual Report on Form 10-K for the year ended December 31, 2014 and in its subsequent Quarterly Reports on Form 10-Q, including for the quarter ended September 30, 2015, each of which is on file with the Securities and Exchange Commission (the “SEC”) and available in the “Investor Relations” section of Huntington’s website, http://www.huntington.com, under the heading “Publications and Filings” and in other documents Huntington files with the SEC, and in FirstMerit’s Annual Report on Form 10-K for the year ended December 31, 2014 and in its subsequent Quarterly Reports on Form 10-Q, including for the quarter ended September 30, 2015, each of which is on file with the SEC and available in the “Investors” section of FirstMerit’s website, http://www.FirstMerit.com, under the heading “Publications & Filings” and in other documents FirstMerit files with the SEC. All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither Huntington nor FirstMerit assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

IMPORTANT ADDITIONAL INFORMATION

In connection with the proposed transaction, Huntington will file with the SEC a Registration Statement on Form S-4 that will include a Joint Proxy Statement of Huntington and FirstMerit and a Prospectus of Huntington, as well as other relevant documents concerning the proposed transaction. The proposed transaction involving Huntington and FirstMerit will be submitted to FirstMerit’s stockholders and Huntington’s stockholders for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. STOCKHOLDERS OF HUNTINGTON AND STOCKHOLDERS OF FIRSTMERIT ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Stockholders will be able to obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about Huntington and FirstMerit, without charge, at the SEC’s website (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the

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joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Huntington Investor Relations, Huntington Bancshares Incorporated, Huntington Center, HC0935, 41 South High Street, Columbus, Ohio 43287, (800) 576-5007 or to FirstMerit Corporation, Attention: Thomas P. O’Malley, III Cascade Plaza, Akron, Ohio 44308, (330) 384-7109.

PARTICIPANTS IN THE SOLICITATION

Huntington, FirstMerit, and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Huntington’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 12, 2015, and certain of its Current Reports on Form 8-K. Information regarding FirstMerit’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 6, 2015, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC. Free copies of this document may be obtained as described in the preceding paragraph.

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